Exhibit 21.1

CDT Environmental Technology Investment Holdings Limited

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Chao Qiang Holdings Limited	British Virgin Islands
CDT Environmental Technology Group Limited	British Virgin Islands
Ultra Leader Investments Limited	Hong Kong
CDT Environmental Technology (Hong Kong) Limited	Hong Kong
Shenzhen CDT Environmental Technology Co., Ltd.	China
Beijing CDT Environmental Technology Co., Ltd.	China
Fuzhou LSY Environmental Technology Co., Ltd.	China
Tianjin CDT Environmental Technology Co., Ltd.	China
Chengde CDT Environmental Technology Co., Ltd.	China
Beijing Innovation CDT Environmental Technology Co., Ltd.	China
Baoding CDT Environmental Technology Co., Ltd.	China
Hengshui CDT Environmental Technology Co., Ltd.	China
Guangxi CWT Environmental Technology Co., Ltd.	China
Huzhou CDT Environmental Technology Co., Ltd.	China
Hohhot CDT Environmental Technology Co., Ltd.	China
Taiyuan CDT Environmental Technology Co., Ltd.	China